UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ample Foods, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     October 23, 2015

Physical address of issuer
181 2nd Street, San Francisco, CA 94105

Website of issuer
http://amplemeal.com

Name of the Intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of the Intermediary
0001751525

SEC file number of the Intermediary
007-00167

CRD number, if applicable, of the Intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered

Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of the Securities to be offered

50,000

Price (or method for determining price)

$1.00

Target offering amount

$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from the Target Offering Amount)

$1,070,000

Deadline to reach the Target Offering Amount

May 16, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

3

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$425,060.00	$835,359.00
Cash & Cash Equivalents	$121,077.00	$439,314.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,155,986.00	$944,884.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,934,247.00	$2,908,021.00
Cost of Goods Sold	$1,891,508.00	$2,454,496.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,397,697.00	-$2,703,391.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

APRIL 8, 2020

FORM C/A

Up to $1,070,000

Ample Foods, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C/A (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Ample Foods Inc, a Delaware corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "***Securities***"). Investors purchasing the Securities are sometimes referred to herein as "***Investors***." The Company intends to raise at least $50,000.00 (the "***Target Offering Amount***" or "***Minimum Offering Amount***") and up to $1,070,000.00 (the "***Maximum Offering Amount***") from Investors in the offering of the Securities described in this Form C (this "***Offering***"). The minimum amount of the Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of Investors are set forth below in the section entitled "*The Offering and the Securities—The Securities.*" In order to purchase the Securities, a prospective investor must complete the purchase process through the Intermediary's portal Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "***Intermediary***"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), as amended ("*Regulation CF*") must file a report with the SEC annually and post the report on its website at http://amplemeal.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C/A is April 8, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING (THE "***ESCROW AGENT***"), HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at: http://amplemeal.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Company is a Delaware corporation, formed on October 23, 2015. The Company is currently conducting business under the name of Ample Foods.

The Company is located at 181 2nd Street, San Francisco, CA 94105 and has a website located at http://amplemeal.com.

The Company primarily conducts business from its headquarters in San Francisco, California.

The information available on or through the Company's website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business

The Company creates and markets Ample, a nutritious meal replacement drink with high quality ingredients (the "***Product***") designed to make it easy for busy, health-conscious people to eat well when pressed for time. The Company sells online directly to its consumers, with both one-time-purchase and subscription-based revenue models.

The Offering

Minimum Amount of Units of Crowd SAFEs being offered	50,000.00
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	839,647.27*
Maximum Amount of Units of Crowd SAFEs being offered	1,070,000.00
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,859,647.27*
Purchase price per Security	$1.00
Minimum Individual Purchase Amount[+]	$100.00[+]
Offering Deadline	May 16, 2020
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	The Securities have no voting rights at present or when converted.

* For this Offering, the total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering. This number does reflect the previous issuance of Crowd SAFE units to the Intermediary for facilitating a previous offering of Crowd SAFEs. Additionally, this number includes 789,647.27 SAFEs previously issued in an offering by the Company, on the same terms, which ended on March 28, 2019 and includes the commission paid to the intermediary + The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. These adverse conditions could affect the Company's financial condition and the results of its operations.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions and other factors beyond our control which could negatively impact the Company and potentially cause losses.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. The Company may need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued under Regulation CF. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company may face potential difficulties in obtaining capital.

The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company may be adversely affected if found to have been non-compliant with the FDA regulations because of its employees, suppliers, or contractors.

The Products and marketing of the Products must be compliant with Food and Drug Administration (the "***FDA***") regulations. The Company trusts its employees and contractors with ensuring that the Company's labels and website are FDA compliant and factually accurate. If contractors manufacturing the Products fail to satisfy the FDA safety standards, the Company could be adversely affected and subject to harsh penalties.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.

Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with FDA or customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of the Products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters, diseases such as coronavirus (COVID-19) and others, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing contractor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Because every customer's taste preferences and reactions of the organism to the Products are different, there may be times when customers dislike the Products. The customers who dislike the Products may leave negative reviews on the Internet, including on Amazon, which may influence other potential customers' opinion about the Products and decrease the Company's sales. This may result in negative public opinion about the Company and the Products. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Connor Young, who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Connor Young, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Connor Young or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. The main competing products are Soylent and Huel. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax

determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company may compensate affiliates and partners for promotional activities.
Certain of the Company's existing stockholders and other affiliates and partners of the Company may be compensated as a result of their efforts to promote the success of the Company. The interests of these parties may not always coincide with the Company or purchasers of the Company's stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able

to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be

subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of

the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company creates and markets Ample, a nutritious meal replacement drink. The Company sells direct online to its consumers, with one-time-purchase and subscription revenue models.

History of the Business
The Company was founded in October 2015 by Connor Young.

The Company's Products

Product	Description	Current Market
Ample	Ample original, Ample K, and Ample V are three single-serve meal replacement drinks that align with particular dietary needs.	The Company's market category is busy and health-conscious people who struggle maintaining their high-quality diet when time is short.

Competition
The Company competes with other meal replacement companies, as well as other convenient meal and snack options. The Company's primary competitors include Soylent and Huel.

Supply Chain and Customer Base
The Company utilizes a manufacturing partner, a third-party logistics partner to warehouse and distribute the Products to customers, and several quality ingredient suppliers. The Company also requires ecommerce storefront and marketing resources (such as Shopify) to host its website, and additional channels to market the Products (such as Amazon).

The Company's customer base is primarily busy and health-conscious consumers. Demographics have been primarily male (70/30%), age 25-50 in metropolitan areas. They often work white-collar jobs and work out, but struggle to find time to make a healthy meal for themselves.

Intellectual Property

Trademarks

Registration#	Goods	Mark	File Date	Registration Date	Country
5520372	Meal replacement drinks	Ample	December 22, 2016	July 17, 2018	USA

Governmental/Regulatory Approval and Compliance
The Products and marketing of the Products must be compliant with the rules and regulations of the Food and Drug Administration ("*FDA*"). Information on the Company's labels and website must be FDA compliant and factually accurate. The Products must satisfy the FDA safety standard.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Offering Amount and Maximum Offering Amount are raised.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000.00	6.00%	$64,200.00
Estimated Attorney Fees	6.00%	$3,000.00	6.00%	$64,200.00
General Marketing	27.00%*	$13,500.00	27.00%*	$288,900.00
Research and Development	23.00%**	$11,500.00	23.00%**	$246,100.00
General Working Capital	38.00%***	$19,000.00	38.00%***	$406,600.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

* General Marketing: more resources for design, photos, community building, performance marketing, and sales to get retailers on board with distributing Ample.
**Research and Development: we will begin work on a shelf-stable ready-to-drink product which includes liquid that will be more convenient and enable retail distribution.
***General Working Capital: will be used for inventory to fund production of existing products in order to completely eliminate backorders.

This Use of Proceeds chart does not reflect fees payable by the Company to the Escrow Agent and other third-party payment processors, which are due before the Company may close on the proceeds of the Offering.

The Company reserves the right to alter the use of proceeds as set forth above in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Connor Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present). Oversees the Company's general operations, including talent scouting, mission planning, strategies, fund raising, and acting as the Company's spokesperson.

Education
B.A. Biology, St. Olaf College, 2011

Julie Zimmerman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Product Development, Ample Foods, Inc. (2016 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Product Development, Ample Foods, Inc. (2016 – present). Leads the Company's product development and expansion efforts, overseeing the creation of new flavors and form flavors to accelerate the Company's growth.

Education
B.Sc. Food Science, University of Illinois at Urbana-Champaign
M.Sc. Food Science, University of Minnesota-Twin Cities

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	5,584,841
Voting Rights	1 vote per share of Common Stock.
Anti-Dilution Rights	Yes. Certain holders of the Common Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).*	42.520%

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

Type of security	Series Seed 1 Preferred
Amount outstanding	3,243,887
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).*	24.697%

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

Type of security	Series Seed 2 Preferred
Amount outstanding	3,601,248
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).*	27.418%

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	789,647.27
Voting Rights	None.
Anti-Dilution Rights	None.
Terms	$15M Valuation Cap, 20% Discount
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities.*	5.000%**

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).
**Assuming Crowd SAFE is converted at the Valuation Cap.

Type of security	Common Warrant
Amount outstanding	47,904
Warrant Price	0.01 per Share*
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities.*	0.365%

*Assuming that the 409a valuation was not received by the Company by Offering Date.

**The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

As of April 7, 2020, the Company has the following debt outstanding: (i) $460,000 through a working capital loan from CircleUp Credit (up to $500,000), a line which has several smaller lines of credit within it and varying maturity dates with all lines having an annual percentage rate of fifteen percent (15%), and (ii) a revolving business credit line in the amount of $108,000 from American Express with zero percent (0%) interest. Since they are revolving/working credit lines, there is no fixed maturity date. No debt is in default and the Company has not missed any of its payments.

Valuation

There has been no formal valuation of the Company. Investors are encouraged to determine his or her own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Connor Young	36.67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Operations

Ample Foods, Inc. (the "**Company**") was incorporated on October 23, 2015 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company creates and markets Ample, a nutritious meal replacement drink. The Company sells direct online to its consumers, with one-time-purchase and subscription revenue models. The Company does not expect to achieve profitability in the next 12 months and intends to utilize the capital raised in this Offering as stated in the Use of Proceeds table.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The Company plans to use the proceeds from this Offering as set forth above in the Use of Proceeds table.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 7, 2020, we had $142,173.13 cash on hand, leaving the Company with at least 8 (eight) months of runway if the Company fails to raise any capital. The cash will be used to execute our business strategy. The Company has the following sources of capital: cash on hand, planned future monetization.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those listed in the Use of Proceeds table above and as described in the Offering Page, which is attached as Exhibit C to this Form C.

Trends and Uncertainties

After reviewing this Form C in its entirety and the Company's current business plan, Investors should consider the trends and uncertainties that a company in this industry may be subject to, the financial health of the Company and the need for external financing and come to its own evaluation of whether to invest.

The financial statements, attached hereto as Exhibit A, are an important part of this Form C and should be reviewed in their entirety.

Valuation

The Company received a post money valuation of eleven (11) million dollars in the month of May 2018.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	789,647.27	$789,647.27	January 16, 2019 (Sale date March 28, 2019)	Regulation CF
Common Warrant	47,904	$479.04*	August 6, 2018	Section 4(a)(2)
Preferred Stock (inclusive of Series Seed 1 and Series Seed 2)	6,845,135	$1,999,996.92	May 3, 2018	Section 4(a)(2)
Common Stock	5,584,841	$0.00	October 23, 2015	Section 4(a)(2)

*Assuming that Common Warrant is exercised at the price of $0.01 per share.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "***Target Offering Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 16, 2020 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "***Maximum Offering Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.</u>** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the May 16, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities has been determined and arbitrarily set at $1.00. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Securities in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Target Offering Amount is sold), the Company's authorized capital stock will consist of (i) 14,027,128 shares of common stock, par value $0.0001 per share, of which 5,584,841 common shares will be issued and outstanding, (ii) 3,243,887 shares of Series Seed 1 Preferred Stock, $0.8077 per share, all of which will be issued and outstanding, and (iii) 3,601,248 Series Seed 2 Preferred Stock, $0.6462 per share, all of which will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, Investors will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $15,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Equity Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Securities are based off of.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Investors and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata rights
Certain Investors of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution
If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at

the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow to the Investor pursuant to the conversion provisions, or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does have voting agreements in place with its current stockholders. For example, the current stockholders may, upon a vote of at least 40% of the then current stockholders, request that the Company register its securities.

The Company does have shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities may convert into a number of CF Shadow Securities based on a designated valuation cap, which is a type of anti-dilution right. However, future equity financings may still dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "*Member of the family*" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Connor Young
(Signature)

Connor Young
(Name)

President and Chief Executive Officer
(Title)

04/08/2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Connor Young
(Signature)

Connor Young
(Name)

Director
(Title)

04/08/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Form of Crowd SAFE

EXHIBIT A

Financial Statements

AMPLE FOODS, INC.

(a Delaware corporation)

Financial Statements

For the Calendar Periods Ended December 31, 2019 and 2018



INDEPENDENT AUDITOR'S REPORT

April 1, 2020

To: Board of Directors, Ample Foods, Inc.

Re: 2019-2018 Financial Statement Audit

We have audited the accompanying consolidated financial statements of Ample Foods, Inc. (a limited liability company organized in Delaware) (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, owners' equity/deficit and its cash flows for the calendar year thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has incurred large operating losses during the scaling of its business that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado


AMPLE FOODS, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2019	2018
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 121,077	$ 439,314
Inventory	233,540	339,066
Other current assets	68,279	32,679
Total Current Assets	422,896	811,059
Non-Current Assets:		
Furniture & Equipment	2,886	0
Less: accumulated depreciation	(721)	0
Security deposits	0	24,300
Total Non-Current Assets	2,164	24,300
TOTAL ASSETS	425,060	835,359
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	188,289	104,289
Accrued expenses	8,300	149,044
Other current liabilities	959,397	691,550
Total Current Liabilities	1,155,986	944,884
Non-Current Liabilities:		
None	0	0
Total Non-Current Liabilities	0	0
TOTAL LIABILITIES	1,155,986	944,884
Stockholders' Equity (Deficit):		
Common stock (5,584,841 and 5,643,582 of $0.0001 par value shares issued and outstanding)	558	558
SAFE/KISS Instruments	776,296	0
Preferred Seed 1 (3,243,887 shares outstanding of $0.0001 par value stock)	324	324
Preferred Seed 2 (3,601,248 shares outstanding of $0.0001 par value stock)	360	360
Additional paid-in capital	4,897,693	4,897,693
Treasury Stock (30,916 shares)	(618)	(618)
Accumulated deficit	(6,405,539)	(5,007,842)
Total Stockholders' Equity (Deficit)	(730,926)	(109,525)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 425,060	$ 835,359


AMPLE FOODS, INC.
STATEMENT OF OPERATIONS
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2019	2018
Revenues, net	$2,934,247	$2,908,021
Cost of Goods Sold	1,891,508	2,454,496
Gross Profit	1,042,739	453,525
General and administrative	1,209,339	1,443,320
Marketing	1,165,618	1,013,764
Depreciation	721	
Total Operating Expenses	2,375,678	2,457,084
Operating Loss	$(1,332,939)	$(2,003,559)
SAFE/KISS Beneficial Conversion Feature Expense	0	(687,096)
Financing Fees and Interest Expense	(62,999)	(20,662)
Other Income/(Expense)	(1,759)	7,926
Tax Provision/(Benefit)	0	0
Net Loss	**$(1,397,697)**	**$(2,703,391)**

AMPLE FOODS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock						Additional Paid-in Capital / Treasury Stock	Accumulated Deficit	Total Shareholders Equity/(Deficit)
	Shares (#)	Value ($)	KISS	SAFE	Preferred Seed 1	Preferred Seed 2			
Balance as of January 1, 2018	**5,643,582**	**564**	**100,000**	**1,880,632**				**(2,304,451)**	**(323,255)**
Issuances of SAFEs				241,000					241,000
Converstion of SAFE/KISS to Preferred Seed 2 shares (3,601,248 shares)			(100,000)	(2,121,632)		360	2,908,368		687,096
Issuances and forfeiture of stock	(58,741)	(6)					(618)		(624)
Issuances of securities (3,243,887 shares), net of issuance costs					324		1,989,325		1,989,325
Net Loss								(2,703,390)	(2,703,390)
Balance as of December 31, 2018	**5,584,841**	**558**	**0**	**0**	**324**	**360**	**4,897,075**	**(5,007,842)**	**(109,525)**
SAFE/KISS offering net of issuance costs				776,296					776,296
Net loss								(1,397,697)	(1,397,697)
Balance as of December 31, 2019	**5,584,841**	**558**	**0**	**776,296**	**324**	**360**	**4,897,075**	**(6,405,539)**	**(730,926)**


AMPLE FOODS, INC.

STATEMENT OF CASH FLOWS

Calendar Years ending December 31, 2019 and 2018

See accompanying Independent Auditor's Report and Notes to the Financial Statements


Cash Flows From Operating Activities	2019	2018
Net Loss	$ (1,397,697)	$ (2,703,391)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: SAFE/KISSBeneficial Conversion Feature Expense		687,096
Add back: Depreciation	721	
Changes in operating assets and liabilities:		
(Increase) decrease in inventory	105,526	(46,425)
(Increase) decrease in other current assets	(35,600)	(16,275)
(Increase) decrease in security deposits	24,300	0
Increase (decrease) in accounts payable	84,000	(180,768)
Increase (decrease) in accrued liabilities	(140,744)	(36,852)
Increase (decrease) in deferred rent	0	(2,677)
Increase (decrease) in other current liabilities	267,847	200,588
Net Cash Used In Operating Activities	(1,091,647)	(2,098,704)
Cash Flows From Investing Activities		
None	(2,886)	0
Net Cash Used In Investing Activities	(2,886)	0
Cash Flows From Financing Activities		
Proceeds from issuance of Preferred Seed 2, net of offering expenses	0	1,989,325
Proceeds from issuance of SAFE instruments, net of offering expenses	776,296	241,000
Net Cash Provided By Financing Activities	776,296	2,230,325
Net Change In Cash and Cash Equivalents	(318,237)	131,321
Cash and Cash Equivalents, at Beginning of Period	439,314	307,993
Cash and Cash Equivalents, at End of Period	$121,077	$439,314
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0
Value of Preferred Seed 1 shares issued in full SAFE and KISS conversion	$0	$2,908,728

AMPLE FOODS INC.
NOTES TO FINANCIAL STATEMENTS
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

Ample Foods, Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on October 23, 2015 ("Inception") in the State of Delaware. The Company's headquarters is located in California. The Company's mission is to make nutrition so simple that everyone can live a more healthy and productive life. The Company's core product, Ample, is a nutritious meal replacement intended for busy, health-conscious people. Ample sells direct to consumers online through the Company's website (amplemeal.com) and also via Amazon.

Since Inception, the Company has relied on securing investor financing and selling securities to fund its operations. As of December 31, 2019, the Company had not achieved profitability and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and proceeds from prior sales of equities (see Note 9) and funds from revenue producing activities, if and when such can be realized. Additional Crowdfunding campaigns may occur, as well as debt may be taken on in the form of SBA loans. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Primarily, cash consists of funds held in the Company's checking account and held by Amazon and Paypal, processors in marketplaces where the Company sells its goods.

Inventory

Inventories consist primarily of finished goods and raw materials. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment

Property and equipment, which includes computer equipment, are stated at cost.

As of December 31, 2019 and 2018, the Company had net property of $2,164 and $0, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns.

Deferred Revenue

Revenue is only recognized as the product is shipped. However, early in the Company's operations, additional funds were raised by offering customers the chance to pay a substantial upfront amount and, as a result, receive a lifetime supply of product from that point forward. For revenue recognition purposes, the amounts deposited by those customers are being recognized over a period of 40 years. In addition, the company has, at times, offered shorter subscription periods, such as 3 months, 6 months or 1 year, at a discount price. The revenues for those payments are recognized ratably over the subscription periods.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

Inventory as of December 31, 2019 and 2018 consisted of the following:

| | December 31, | |
	2019	2018
Raw materials	$ 272,118	$ 10,731
Finished Goods	96,176	328,335
	$ 368,294	$ 339,066

NOTE 4 – PREVIOUS FINANCING ARRANGEMENTS

Before the Company officially began operations, $10,000 was received from one investor in the form of a convertible note. This note converted to approximately 737,000 shares of common stock in 2018.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease Commitments
The Company leases an office space in San Francisco, CA, on a month-to-month basis.

Circle Up
The Company has a financing arrangement with Circle Up. The balance of the arrangement fluctuates. In exchange for the financing, Circle Up is entitled to 80 percent of the Company's total sales via Shopify and Amazon. Additional financing can then be taken out by the Company, up to a maximum borrowing of approximately $500,000. As of December 31, 2019, the balance of the arrangement was $503,000 and is recorded as a current liability. All interest against the arrangement are booked as a current financing expense.

NOTE 6 – FUTURE RIGHTS TO EQUITY

In order to obtain additional working capital need to fund operations, the Company entered into agreements with investors, commonly referred to as Simple Agreements for Future Equity ("SAFE") agreements, as well as Keep it Simple Securities ("KISS") agreements, under which investors are asked to subscribe to and purchase the right to acquire the Company's equity securities in the future.

As of December 31, 2018 and 2017, the balance of amounts raised from SAFE Agreements amounted to $0 and $1,881,000, respectively. The amount raised from KISS Agreements amounted to $100,000 in the calendar year ending December 31, 2016.

During 2018, all SAFE and KISS agreements converted into Preferred Seed 2 shares. The SAFE and KISS agreements contained beneficial conversion features where the holders of the agreements received Preferred Seed 2 worth $2,908,728 in exchange for SAFE and KISS agreements originally obtained for $2,221,632. The beneficial conversion feature of $687,096 is recorded as a non-operating expense in the period of the conversion.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option Plan
In 2018, the Company adopted the 2018 Stock Plan (the "Plan"), under which the maximum number of shares that could be issued was 1,157,680. The purpose of the Plan is to attract and retain the best personnel available, to provide additional incentive to employees and consultants, and to promote the future success of the Company's business. Options granted under the Plan may be incentive stock options ("ISOs") or nonqualified stick options ("NSOs"), as determined by the administrator at the time of grant. Restricted stock may also be granted under the Plan.

NOTE 8 – INCOME TAXES

The Company incurred a loss in the current year for both financial accounting and tax purposes and has not provided current or deferred taxes in its tax provision.

ASC 740 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based on the weight of available evidence, which includes the Company's historical operation performance and the reported cumulative losses in the period preceding 2019, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 31, 2019, the Company had Federal and California net operating loss carryforwards of approximately $5.6 million, of which approximately $2.0 million will expire in various amounts beginning in 2032 and $3.6 million of Federal net operating losses which do not expire. Internal Revenue Code Section 382 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. The Company has not yet conducted the analysis to determine if an ownership change has occurred but will do so before the net operating losses are offset against taxable income

The Company is required to recognize in the financial statements the impact of a tax position, if that position is not more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2018, there was no liability for unrecognized tax benefits.

NOTE 9 – GOING CONCERN

Since inception, the Company has relied upon issuances of securities to fund operating losses. As of December 31, 2019, we had not achieved profitable results and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development.

These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, as well as possible additional debt and/or equity financings and/or additional Crowdfunding campaigns, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 1, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Video Transcript

Video 1

My name is Connor Young and I'm the founder of Ample. It's actually been more than four years at this point when I was living in a kind of communal house in San Francisco and I noticed that all of my friends were struggling to maintain their really busy and productive lifestyles, but also keep health in mind.

I really struggle with getting great nutrition when I'm in go mode. I know what I should be putting in my body, but I don't always have the time to go get those things.

I don't think the challenges I face are that different from the challenges lots and lots of other working professionals face. Because they're pressed for time, they choose a bad meal alternative and they would've made a better alternative if they had the choice at hand.

I think we've reached a point as a society where people prioritize health and high quality ingredients as much as they prioritize convenience and it can be difficult to get all of those things at the same time.

So that's why I created Ample. Ample's a full meal that provides all the nutrients you need from high quality ingredients including healthy fats, proteins, carbs, and fiber, greens, and probiotics. It comes as powder in a bottle and now in a canister, so all you need to do is add water and shake it up to have the most convenient, nutritious meal to fuel your busy day.

I think when we dug in, I was blown away by how large the meal replacement category is in general. I think a lot of people underestimate how much Ensure is sold every year. Categories are getting knocked down systematically by direct to consumer brands that can create a better product, drop price because they're going direct to consumer, build market share in that.

We launched the product in 2017. It was just about testing the concept. A powder in a single serve bottle is a really weird new concept that people weren't used to and it worked.

In 2018, I came across Ample on a Ben Greenfield podcast. I listened to Connor. I really liked all the thought that was put into all of the nutrients that he put into the product.

At the moment I think there is any of the product really that compares on an ingredients level to Ample.

One of the things that I had a very high bar for with any sort of meal supplement or alternative was that it tastes good and Ample tastes really, really good.

Since the last crowdfunding campaign actually it's been a total whirlwind in a really good way. We have been able to double our profit from 2018 to 2019 from $500,000 to $1.1 million.

We released bulk products and our chocolate formulas, which had been really, really successful up until this point, and we finally, in December of this past year, turned our first profitable month. It's been fantastic.

I'm excited to see where Ample goes. I've been a loyal customer for the past two years. Trust is a big deal when it comes to choosing a brand that you like, supporting, and subscribing to.

From a investor point of view, I think the things that everybody would say are the product has to solve a real problem, the market has to be large, and you have to believe in the management team. And so Ample does that come from my perspective.

I think Ample is right. I think they have a great product that tastes great in a super easy to have around form. I don't think it has to be, the future, has to be that much more complicated. Now they've done a bunch of the hard things around build a brand, build a community, figure out supply chain, understand how to

affectively reach out ... a lot of the building blocks to be a long term profit-producing, interesting consumer brand in the market. But at the core they simply just got it.

We are on a mission to making the healthiest, and most convenient, and greatest tasting meal, and bringing it to the masses. So if you believe in that vision, then definitely invest in Ample.

Video 2

In the market for convenience foods, we see things where we either have products made from whole-foods that aren't very complete in terms of the nutrition that they provide and that you need. So you might have snacks made from nuts and dates and coconut, and it's all whole-food and maybe it's even raw, but it's not any more than a little dessert. You can't rely on it to get your nutrition.

And then we have other products where they're very chemically defined to provide all your nutrients, but they're not made from whole-foods at all. They're made entirely from synthetic ingredients. And what Ample has done is come in to say, "Well, we can really have both." We can do our best to get the whole-foods approach, and we can also get the complete nutrition, and we can provide that in one product so that you can get that time and productivity benefit and also get that traditional whole-foods approach.

EXHIBIT C
Offering Page



Company Name	Ample Foods
Logo	
Headline	Optimal nutrition simplified through premium meal replacements
Cover photo	

**Hero
Image**



Tags   Healthcare, Consumer Goods, Food, Drink, B2C

**Pitch
text**

Summary

- Optimal nutrition from meal replacements made with premium ingredients
- Cash flow positive; increased gross profit by +140% in 2019
- $3M yearly revenue; $381 rev./customer primarily from subscription model
- 3.59 LTV/CAC; increased gross margins 13 points to 45% in 2019
- Huge potential in $18B+ industry where leaders sell poor-quality products
- $5M raised from Slow Ventures, Compound, & $774k from Republic campaign
- Update: demand increase and stable supply chain amidst COVID-19 situation.

Problem

Our hectic schedules force us to choose convenience over health

Our lifestyles today are more complex and unpredictable than ever. With demanding careers, social commitments, staying fit, and a whole lot more, we juggle long to-do lists that can feel overwhelming.

We all know our health is vitally important, but when we're busy, we sometimes find ourselves reaching for convenient food options that, while fast—just don't cut it.

Current "healthy" convenience foods fall short.





"HEALTHY" SNACKS AND DRINKS

Are often tasty but contain huge amounts of sugar or sugar alcohols. This with small serving sizes can leave you feeling hungry soon

PROTEIN POWDERS

Lack the fats, carbs, fiber, and calories necessary to fill or sustain you

EXISTING MEAL REPLACEMENTS

Often over-fortify with vitamins and minerals to make up for low-quality ingredients that often don't sit well, fill you up, or sustain your energy

All of these product categories leave something to be desired. But trading our health for convenience or taste should not be a compromise we have to make.

We're ready for better.

Solution

Ample: Optimal Nutrition, Simplified.



Introducing Ample: a delicious, full meal optimized for short-term energy and long-term wellness that keeps you full for 4+ hours, all in a convenient, shelf-stable form.

Made from 20+ high-quality ingredients backed by sound science, Ample's three High-Protein, Ketogenic, and Plant-Based formulas combine the pillars of a healthy meal—real food sources and well balanced macros—with all the extras you need to truly support wellness: pre- and probiotics, antioxidants, and targeted micronutrients.

Ample is your perfect nutritional sidekick as you navigate life's uncertainties, so that you can invest more time and focus each day into what matters most.

Just add water, mix, and enjoy!

Product

High-quality ingredients



In each Ample, you'll find complete proteins from quality sources, premium fats like coconut and macadamia, organic greens, prebiotic fiber, and 6 strains of probiotics. All with just 4 grams of sugar or less per 400-calorie meal.



Built on sound science

It was mission-critical that Ample aligned with sound nutritional science to promote foundational pillars of health: gut health, hormone response, inflammation, and oxidation.

The end result: a complete meal designed to support digestion, immunity, brain health, and longevity that leaves you feeling satisfied and energized for 4+ hours.

We did the legwork to make eating well a no-brainer.

Four great-tasting products to suit a variety of diets

VANILLA



HIGH PROTEIN

AMPLE

EACH 400 CALORIE BOTTLE CONTAINS:

- **4G** sugar
- **25G** protein
- Added greens, pre and probiotics to support gut health

BERRY



DAIRY-FREE

AMPLE v

EACH 400 CALORIE BOTTLE CONTAINS:

- **NO** dairy
- **20G** plant-based protein
- Added greens, pre and probiotics to support gut health

VANILLA CINNAMON



KETO-FRIENDLY

AMPLE k

EACH 400 CALORIE BOTTLE CONTAINS:

- **3G** net carb
- **2G** sugar
- Added MCT's and Electrolytes for sustained energy

CHOCOLATE



KETO-FRIENDLY

AMPLE k

EACH 400 CALORIE BOTTLE CONTAINS:

- **3G** net carb
- **2G** sugar
- Added MCT's and Electrolytes for sustained energy

See complete product and nutrition information for Ample Vanilla, Ample V Berry, and Ample K Vanilla Cinnamon and Chocolate.

What our nutrition advisors are saying





"Ample spends more energy and thought on the quality of their formulas than any other company I've seen."

— Dom D'Agostino, PhD, Associate Professor, Department of Molecular Pharmacology and Physiology, USF Morsani College of Medicine



"As a registered dietitian specializing in gut health, I'm always on the lookout for top-quality products that are free from fillers and artificial ingredients. Made entirely from real foods, Ample is the first meal replacement that I have felt comfortable recommending to my clients as a convenient grab-and-go option!"

—Tracey Grant, Registered Dietitian, Certified Wellness Health Coach

Optimized for convenience, portability and reliability

Ample comes as a shelf-stable dry powder, pre-portioned and sealed in its own 400- or 600-calorie recyclable bottles, or bulk product.



Bottles: Ample's pre-portioned powder bottles are TSA-compliant for air travel, can be customized with water, milk, or coffee, and save on shipping costs with no water weight. Just toss it in your bag and you've got a healthy, nutritious meal that's ready to go wherever the day takes you.



Bulk Canisters: Since our Republic campaign last year, we've introduced a bulk format that allows you to customize your meal size, or to be used as the base for a healthy smoothie at home, while reducing plastic usage.

Designed for modern life

Because of its convenience and portability, customers easily integrate Ample into various usage occasions of their daily routine, leading to happy, high lifetime-value customers.


BREAKFAST
AT THE OFFICE
PRE OR POST WORKOUT
TRAVELING/
BUSINESS TRIPS
OUTDOOR ADVENTURES
ANY TIME YOU
NEED A QUICK
SATISYING MEAL
ON THE GO

Optimized for foundational health

Gut microbiome, hormone response, inflammation & oxidation are the key biological areas that set the stage for optimal short and long-term health, no matter the circumstances.

Here's how we designed Ample with these in mind:

1. Good for your gut - A healthy gut microbiome improves our immune system, hormones, brain function, and even gene expression. Ample was designed to feed the "good" bacteria with fiber, prebiotics, and probiotics, while starving the "bad" bacteria of sugar and low quality, overly-processed nutrients.

2. Maintaining proper hormonal responses - Insulin spikes and leptin resistance can lead to obesity, diabetes, energy crashes, and prevent us from feeling full. Ample combats this by keeping sugars and carbohydrates low, and including multiple forms of fiber that slow down digestion. This allows for energy levels to remain stable while keeping hunger at bay.

3. Controlling inflammation and oxidation - Chronic inflammation and free radical damage are a major cause of chronic diseases such as obesity, diabetes, and Alzheimer's. We designed Ample to be low in omega-6, sugar and carbs, and minimized ingredient processing to keep inflammation at bay, while containing ingredients that naturally boost antioxidants to fight free radicals.

Ample's superior formulation passes the test of even the most nutritionally educated consumers, and is convenient and tasty enough for anyone to benefit from.

Traction

Cash flow positive, 140% increase in yearly gross profits



Gross Profit by Fiscal Half

Fueled by our loyal customer base and substantial margin improvements, gross profits have more-than-doubled through our $3M sales channels on Amazon and our website. This has led us to becoming cash flow positive, allowing for efficient and meaningful use of investment funds.

Predictable Subscription Revenue. Category-Leading Customer Lifetime Value

Ample quickly becomes a staple in our customer's diets—creating loyal, high-value consumers and predictable revenue streams.



New, High-Demand Products



Since our campaign last year, we've released bulk versions of all three of our formulas to resounding success. These bulk containers allow customers to reduce plastic bottle usage, and allow for a more customizable form factor while reducing the per-meal cost to the consumer, and already account for more than 40% of our sales. Likewise, our Ample K Chocolate flavor is seeing similar success, trending toward 50% of all Ample K sales within four months after its launch.

Update: Stable supply chain amidst COVID-19 situation

With demand increasing in March and solid supply chain, Ample has a solid foundation to be able to support our customers well in this time of uncertainty:

1. As nearly all of our ingredients are US-Sourced with a US manufacturer, Ample is one of the fortunate few companies that has not had to reformulate the product away from internationally-sourced ingredients.

2. Ample is within the category of "essential products" deemed by the government. Thus, our production and distribution (including to Amazon) has not been curtailed in any way.

3. Our shipping partner is fully operational, with only minor (1 day) increases in shipping time during this time.

You may see that from time to time, due to extreme demand, certain products may become out of stock. We have been working around the clock with our partners to ensure we can provide the nutrition that people need. Your investment allows us to buy more ingredients in order to meet this demand.

Please see out investor update for more details.

Customers

Supportive community of loyal customers

To date, we've initially focused sales efforts on the most health-conscious niches with the highest needs. So far, these have been people with demanding careers and personal lives who also prioritize their fitness (often via CrossFit, yoga, or endurance training) and health. They are nutritionally conscious in general, often using Ample as an easy solution to stick to their keto or plant-based lifestyles.



A Net Promoter Score measures the likelihood of customers recommending Ample to their family and friends. Ample has an NPS score of 64—with all scores of 50 and above rated Excellent.

Hundreds of positive reviews on Amazon, Facebook, and our website



Feedback Rating: ⭐⭐⭐⭐⭐

4.8 stars during time selling on Amazon. (**82** ratings)

⭐⭐⭐⭐⭐ **Favorite meal replacement of all time**
Reviewed in the United States on January 6, 2019
Flavor: Vanilla   Size: Pack of 6   Verified Purchase

Best healthy meal replacement on the market! I LOVE that bottle comes prefilled with powder, it makes it extremely easy to store in my office, house and car. Fills me up between meals when I'm too busy to prepare a meal. I am often on the go, so Ample is the perfect meal to stay healthy while staying busy.

⭐⭐⭐⭐⭐ **Keeps me going, easy drinking!**
Reviewed in the United States on January 10, 2019
Flavor: Vanilla Cinnamon   Size: 6 Count   Verified Purchase

Ample K is a tasty and enjoyable product, and it is so easy to blend up! You add some water, shake, add a little more water to top it off, and drink away. I was surprised with how much energy I had after drinking my first bottle. I didn't feel bloated or full, probably because of how low-carb the drink is (6 grams per bottle). I am new to the idea of Ketogenic dieting but it is a great first introduction. The flavor is a bit sweeter than I thought it would be, but is quite pleasant. Convenient, quick and easy all around! 5 Stars.

⭐⭐⭐⭐⭐ **Convenient, tasty and nutritious - best meal replacement around!**
Reviewed in the United States on January 8, 2019
Flavor: Vanilla   Size: Pack of 6   Verified Purchase

This is a fantastic meal replacement because it's a single bottle serving of 400 to 600 calories (breakfast, lunch or dinner), it's tasty (kind of like cereal milk) and extremely nutritious. It has the right amount of protein, good healthy fats, fiber, low amounts of carb and very low amounts of sugar as well as a ton of other ingredients your body needs. There's a version for each diet: original, plant based, and ketogenic (very low carb). I've been having several Ample Meals per week for over a year. Love the ability to make sure I am eating healthy even when I only have a few minutes to eat. Highly recommend.



facebook.



Ashleyand Stephen Ross reviewed Ample — 😊

August 1, 2018 · 🌐

Ample K! Ok first off, the ingredients are legit! Second, the macros are on point and third, the taste is seriously satisfying. You guys nailed this one. My wife and I just finished hiking the Lost Coast (25 miles) fully Keto! We used these for our breakfasts, the 600 kcal version, and basically fasted until dinner. Our energy was incredibly steady state, even by dinner time, even after 12 miles! We we're definitely hungry due to the lack of volume however I'd give up bulls**t thickeners and gums for lack of volume any day. So thank you Ample for staying CLEAN! We are proud to stand behind this product and seriously thankful you are in existence. We have been aggressively spreading the word and will continue to so.



Travis Stoltzfus  recommends Ample.

December 19, 2019 · 🌐

I have tried the vanilla cinnamon and chocolate ample K and the ample original all of which I really enjoy and appreciate!!!!, the ample k chocolate seems a bit smoother than the vanilla cinnamon, I drink them mostly in the morning but also throughout the day, I am battling colon cancer and for awhile could not eat breakfast, but the ample k shake was the perfect breakfast and I would even get hungry for it!! I am a big fan of ample and will continue to drink there shakes for a long time! I also really like the ample shaker bottle!! just need some ample apparel yet!!
(Thank you ample)

AMPLE

★★★★★
Delicious!

For being so healthy, it's amazing how something could taste so good. I mix mine separately in a blender bottle with almond milk and powdered peanut butter and it's delicious. My favorite food to keep on hand at work because it's quick, delicious, and so filling. Highly recommend! Show Less

★★★★★
Life Saver

When I don't have time for lunch, Ample is my go-to. It carries me to dinner and I know I am doing something healthy!

★★★★★
Relieved!

Finally, there's a 400-calorie keto breakfast option that's convenient for on-the-go people, taste great and filling. Thanks, AMPLE!

★★★★★
Ample makes the body work

I've been drinking about one ample (post exercise) 4-5 days per week as well as one male on non training days as a meal, often to curb evening hunger, for almost a year... I also pack them when traveling for work, when eating healthy can be more challenging. Ample has become a staple in my diet due to its effects on energy and primarily gut health. When I take breaks from Ample, I notice my body is just "off". The ready to drink (pre portioned bottles) accommodate my busy lifestyle and this is one of the very few products out there that is worth every penny. Show Less

★★★★★
Very happy

These shakes taste great. I love the ingredient list, how filling it is, how easy to use. I drink one for lunch and it keeps me full for the rest of the day. And the best part is no artificial sweeteners!

Love from industry leaders



"Ingredient quality is essential to maximizing my performance as an athlete and entrepreneur, but it's been hard to find something convenient that meets my standards. That's why Ample has become a lifesaver—a nutrient-packed, gut-friendly meal whenever I'm busy, traveling, or on the go."

—Ben Greenfield, Founder of Superhuman Fitness and Author of Beyond Training



"Whole food is irreplaceable in my life, but I've found myself reaching for Ample instead of a morning smoothie or post-workout shake — or when I'm running out the door. It fills a need, and it fills it well."

—John Durant, Author of New York Times Best-Seller, The Paleo Manifesto

Business Model

Profitable unit and customer economics

$381 Average Customer Revenue over 2 year period

Since so many of our customers integrate Ample into their daily routine, over 60% of our customers are loyal monthly subscribers that stick with us for years. This yields high revenue per customer, and the potential for community and word-of-mouth evangelism.

Margin increased 13 points from 32% to 45% in 2019

Improvements in supply chain efficiency and the introduction of a lower-priced, yet more profitable bulk canister offering has improved our margins significantly. As we scale, we expect to continue reducing costs, and soon pass cost savings onto our consumers.

3.59 Lifetime Value / Customer Acquisition Cost

With $381 revenue per customer and 45.5% margin, we make $173 gross profit per customer. Since our Republic campaign last year, we've been able to take our customer acquisition cost down to $48, meaning our LTV/CAC is a very healthy 3.59, which puts our business in an extremely positive place to scale profitably.

Focused go-to-market strategy

To date, we've initially focused sales efforts selling directly to our more health-educated audience via our website to establish community, customer relationships, and generate quick product feedback loops. Our biggest acquisition channels are paid social (Facebook, Instagram), paid search (Google Ads), distribution through health influencers.

Since last year, we've expanded into Amazon to bolster social proof for our expanding community, and to validate demand in preparation for broader health-conscious markets via retail and B2B distribution.


SHORT-TERM
MID-TERM
LONG-TERM
Nutrition & fitness communities
Broader health-concious audiences
Large markets with higher barriers to entry

Short term: Our first step is continuing to tap into large and growing nutrition and fitness communities like Keto and Plant-based. We will release other flavors with validated market demand such as coffee. We will continue optimizing our paid channels while exploring other organic growth channels like community and educational content.

Mid-term: While continuing to maintain high ingredient sourcing standards, we'll create more flavor options and an even more convenient ready-to-drink (RTD) form factor with liquid instead of powder in a bottle, which will also enable an "omni-channel" distribution model including grocery stores and corporate offices.

Long-term: We will increase accessibility to more demographics by reducing price through economies of scale, and increasing distribution to corporate wellness, military, and hospital markets that require higher barriers of entry. We'll expand internationally, and explore creating products beyond the meal replacement market.

Market

$18B market ripe for disruption

The size of Ample's market opportunity is bigger than ever, meaning that if we are successful, we could become one of the world's most valuable food brands. We're focusing initially on the $18 billion meal replacement market—then expanding into the $3 trillion CPG food category.



Immediate opportunity: meal replacement market

- Despite rapid growth in the $18 billion meal replacement market, major players like Soylent, Ensure, Muscle Milk, and Boost are out of step with growing consumer demands for healthier products and better ingredient quality.

- 2 in 5 U.S. consumers agree "no artificial ingredients" is important when shopping for food and drink, but large incumbents struggle meeting needs for taste and trustworthiness.

- Interest in health is skyrocketing, with consumers increasingly going on plant-based and keto diets.

As a product-focused focused company committed to delivering the highest quality products, Ample is ideally positioned to keep pace with growing consumer demands for better nutrition—not just taste and convenience.

Larger Opportunity: Convenience Packaged Food & Beverage Market

As we scale, we plan to expand beyond the meal replacement category to the overall $3 trillion convenience packaged food market, which is ripe for innovation.

Large CPG (consumer packaged good) brands spend almost nothing on new product innovation, compared to other industries like tech. Instead, they funnel their budgets into marketing convenient food options that are tasty and inexpensive, but not necessarily good for you.


RESEARCH & DEVELOPMENT SPENDING
As a Percentage of Annual Net Revenue
TECH
13%
amazon
15%
Google
17%
ORACLE
14%
Microsoft
CPG
2%
Nestlé
3%
P&G
1%
pepsi
4%
KraftHeinz

As they develop new solutions that are better aligned with changing consumer demands, emerging food companies like Ample are already stealing market share from the larger companies.


SEISMIC SHIFT IN MARKET SHARE
SHARE POINTS LOST BY LARGE BRANDS
SHARE POINTS GAINED BY EMERGING BRANDS
FOOD & BEVERAGE
(19%)
(+19%)
HEALTH & BEAUTY
(3%)
(+3%)
RESTAURANTS
(3%)
(+3%)

Shaping the future of the food industry

By establishing our reputation as a trustworthy, product-centric company focused on improving nutrition at scale, Ample will be positioned to expand into other products that align with changing consumer habits for healthier food trends.

In doing so, we commit to improving access to proper nutrition and reshape the food industry for the better.

Competition

Industry-leading nutrition, taste, and convenience

As one of the largest industries in the world, the massive size of the consumer food market allows for multiple winners in each category, with meal replacements being no different. There is substantial opportunity to carve into this large and growing market for healthy, great-tasting products.

Three major groups of meal replacement competitors:

1. **Slimfast and Ensure** paved the way for this category more than 40 years ago, and are still going strong, distributed through Walgreens, CVS, and convenience stores. Targeting an older demographic and the hospital market, these low-cost products haven't evolved much over the years, and their low ingredient quality shows this.

2. **Soylent, Huel, and their imitators** modernized the Slimfast concept to create low-cost complete meals, targeting the millennial market for the cheapest price per calorie. While this has been a successful strategy, their flavor, texture, and ingredient quality has suffered. For those more health-educated consumers looking for premium fuel for their lives, these options don't cut it.

3. **Vega, Orgain, and OWYN** have created products with high ingredient quality, though tend to be low-calorie products containing little more than protein, greens, and vitamins, lacking the healthy fats and calories necessary to sustain you. For customers actually wanting to feel full or who are on a low carb lifestyle, these options don't suffice.

Here's how we stack up:

Product	Ample	Vega	Ensure	Soylent
Calories	400	170	350	400
Protein	25g	20g	13g	20g
Carbs	21g	13g	51g	37g
Fiber	10g	8g	1g	3g
Sugar	4g	1g	22g	9g
First 5 ingredients	Grass-Fed Whey Protein Concentrate, Coconut Oil, High-Oleic Sunflower Oil, Whole Grain Oat Powder, Chicory Root Fiber	Pea Protein, Flaxseed, Pea Starch, Organic Acacia Gum, Natural Flavors	Water, Corn Maltodextrin, Sugar, Blend of Vegetable Oils (Canola, Corn), Milk Protein Concentrate	Soy Protein Isolate, Canola Oil, Maltodextrin, Isomaltulose, Soluble Corn Fiber
Non-GMO?	✔	✔	✘	✘
Plant-based option?	✔	✔	✔	✔
Ketogenic option?	✔	✘	✘	✘
No artificial sweeteners?	✔	✔	✔	✘
Price per meal	$5.95	$2.72	$1.67	$3.09
Price per 400 calories	$5.95	$6.40	$1.90	$3.09

How our flavor stacks up:

Last year, a pilot blind taste test was conducted comparing Ample Original and Ample V with three of our competitors, Huel, Soylent, and OWYN. Each product was graded its flavor, aroma, aftertaste, sweetness, and mouthfeel on a scale from 1 ("dislike extremely") to 9 ("like extremely").


8
6
4
2
0
Ample
Ample V
Huel
Soylent
OWYN
Overall Flavor Preference

Ample Original came in first ("like very much") and Ample V in second ("like moderately"), with competitor scores ranging from "dislike slightly" to "like slightly".

Ample has learned from the rest and has a convenient product with a balanced macronutrient profile full of healthy fats, proteins, carbs, fiber, and probiotics that is both filling and great-tasting. We focus on a health-conscious demographic that wants the best for their lives, valuing both their health and their time.

Vision

Join us in our mission to make optimal nutrition simple


I see so many people feel challenged to incorporate healthy meals into their busy lives or even understand what is 'healthy.' Our goal at Ample is to offer optimal nutrition that's completely simplified."
—CONNOR YOUNG
FOUNDER AND CEO OF AMPLE

We've spent the last 3 years creating the most nutritious, great-tasting, and convenient products on the market, as demonstrated by our strong base of loyal, high-value customers. Since our last fundraise on Republic, we've become a financially sustainable, profitable business.

Long-term, we intend to shape massive change in the food industry—forcing companies to level up in their nutrition, ingredient quality, environmental impact, and transparency. Through economies of scale, we can also reduce the cost of healthy food and make convenient, optimal nutrition accessible to all.


TO SIMPLIFY EATING WELL
Our mission is to make optimal nutrition simple and accessible, so people everywhere can lead healthier, more productive lives.

By investing in Ample today, you can help us become a major player in the global meal replacement market and later, expand into the larger global CPG market. Your investment will accelerate our growth—helping us expand into retail stores and new distribution channels, while bringing more nutritious, great-tasting, fast meal options to market.

While today's modern world doesn't make it easy to be healthy, Ample does. And with your support, we can help people everywhere eat, work, and live better—now and for years to come.

Investors

$5M raised from strong investor community



SLOW VENTURES
Venture capital firm
COMPOUND
Venture capital firm
LIVWELL VENTURES
Venture capital firm
MARTIN GREEN
Founding & Managing Partner, HawksHead Capital
DENNIS PHELPS
Partner, IVP
MIKE KRIEGER
Co-founder, Instagram
CJ REIM
Co-Founder & Managing Partner, Amity Ventures
NEIL ASHE
Former CEO, Walmart.com; Former President, CBS Interactive
AMY MCDONOUGH
COO, Fitbit Health Solutions
DICK COSTOLO
Former CEO, Twitter; Partner, Index Ventures
NEAL DEMPSEY
Managing General Partner, Bay Partners
MARK DIVINE
Founder, CEO at Unbeatable Mind, SEALFIT and US Tactical
WEI GUO
Founding Partner, UpHonest Capital
JON VLASSOPULOS
Managing Partner, A-Force Ventures
BRYAN ROSENBLATT
Founder, Riverside VENTURES
DANIEL BERNSTEIN
Managing Director of Global Product Partnerships, Google
SAM SHANK
CEO and Co-Founder at HotelTonight
JONATHAN WU
Co-founder & Former COO, Touch of Modern
NICK GREENFIELD
CEO, Candid
JACK SMITH
Co-founder, Shyp; Co-founder, Vungle
Republic
www.republic.co
1232 Republic investors just like you.

$774k from 1232 Republic investors just like you

Ample Foods
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Optimal nutrition made simple
OPTIMAL NUTRITION MADE SIMPLE.
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AMPLE
$774,164
From
1232 investors
Successfully funded!
Raised $774,164 from 1232 investors on March 28, 2019
Invest in Ample Foods

As of last March, Ample was the fastest start of any crowdfunding campaign on Republic, thanks to the support of 1232 investors like you. We've used their money wisely to become a profitable, sustainable business with substantial opportunity moving forward.

Join these investors now to take part in our mission to make convenient, great-tasting, optimal nutrition to the world.

Founders



Connor's passion for nutrition and health led him to complete a biology degree from St. Olaf College—and land deep in the CrossFit movement after graduation. Starting with co-founding a CrossFit gym after graduation, Connor found it immensely gratifying to help others improve their health through exercise and diet. Later, when he joined the medical sales team at Johnson & Johnson in 2013, Connor found himself in operating rooms, witnessing thousands of patients with chronic diseases that could have been prevented by making healthier lifestyle choices. That's when he knew he needed to shift his efforts to the preventive side of health.

After moving to San Francisco in 2014, Connor began this quest by forming a health startup—a physical therapy patient engagement platform. However, while living in a co-op community of entrepreneurs, his sights shifted to Ample when a friend asked him for a not-so-simple request: to make it easy for him to eat well, while working long startup hours. Connor worked tirelessly to make him a drinkable meal that aligned with the emerging nutrition research he voraciously followed.

That's when Ample was born—a company committed to making it simple for people everywhere to have access to an easy, healthy meal.

Team

	Connor Young	Founder	Connor graduated in 2011 with a biology degree and an environmental studies minor. He then founded Shackle Island CrossFit before selling medical devices for J&J. He then founded a physical therapy startup, before founding Ample Foods in 2015.
	Brooke Eyer	Marketing Manager	Brooke graduated from NYU in 2016 with a B.S. in Nutrition. She began her career as an integral part of the Enlightened ice cream's founding team. She joined Ample in May of 2019 where she now oversees a variety of their marketing channels.
	Leonard Omboy	Customer Support	Leonard graduated as an IT student in 2013. He worked as a Customer Service Support for Orchard Brands before becoming a Team Lead for Haband.com. He then worked as a Supervisor for Walmart.com, then later joined Ample Foods last February of 2019.
	Clover Caballes	Operations Manager	
	Julie Zimmerman	VP of Product Development	Julie has an extensive 40 year career as a food executive, as VP of R&D for General Mills. A Director of Food Product Development for Target, she built Archer Farms and Market Pantry from scratch, and Director of Craft and Innovation at Clif Bar.

Perks

$100	Shoutout on our website (with your permission)
$500	All of the above, plus an Ample 12-pack or bulk product of your choice
$1,000	All of the above, plus custom investor athletic backpack
$2,500	All of the above, plus early access to the next product release
$5,000	All of the above, plus custom investor S'well bottle
$10,000	All of the above, plus custom investor shirt
$25,000	All of the above, plus pro rata rights, and custom investor hoodie
$50,000	All of the above, plus dinner with the team in SF

FAQ

What does it mean to invest? When/how would I see a return?

The Republic platform allows for any unaccredited investor to invest in private companies. As opposed to investing in a public company through the stock market where the market is liquid, investors in private companies make a return on the business comes after the company financially exits, which means being bought by another company, or going public.

For instance, if you were to invest in Facebook a year after it started (2005) but before it was public, you wouldn't see any return until it went public (2012), although the actual valuation itself increased during that time. So it would be a large lump sum at the end when people got large multiples on their original investment.

In Ample's case, let's say for instance that we exited in 4-6 years. Your return will be however much the valuation has increased since the current round, minus dilution from other investors in subsequent rounds. Our current cap is $15 million. In a nutshell, if we sold the company for $375 million for instance (25x $15 mil) and were diluted by 20% through other investment rounds, that would basically be a 20x return on your investment. Of course, I can't promise what we will do, but we are aiming to be a large and meaningful food business that will yield a healthy return for investors.

What is the company structure and fundraising history?

Ample is a Delaware C-Corp founded in October 2015. We've gone through a few rounds of pre-seed and seed funding. We graduated from the 500 Startups accelerator in May 2016, then raised ~$1 million after our successful Indiegogo campaign in June 2016, $800k after launching our product a year later in April 2017 in a round led by Compound, $2 million in May 2018 in a round led by Slow Ventures, and $775k from a round on Republic last March, 2019.

How does Ample manage its environmental sustainability?

We care deeply about the environment, with sustainability efforts that range from how we package and ship our products to what ingredients and suppliers we use. We are always looking for opportunities to reduce our environmental impact, with our current efforts listed below:

Recycled Bottles:
Our PET bottles are made from the most recyclable type of plastic. Our HDPE caps are also highly recyclable and made from post-consumer recycled materials.

New Bulk Versions of Ample:
This past year, we launched recyclable bulk canisters which reduce plastic used, containing 15x 400-calorie meals in one container.

Printed Materials:
We use FSC Certified Paper and carbon neutral printing presses (HP Indigo), and our inks contain no heavy metals, aromatic amines, or other environmentally harmful substances (HP ElectroInk).

Shipping Boxes:
Our shipping boxes are made from 100% post-consumer recycled materials and are Sustainable Forestry Initiative (SFI) certified.

What is the threat from large food company competition?

Large food companies are spending 1-3% of total sales on R&D these days. Ultimately, it's much too risky for them to create a new brand and hope it works out. Instead, most large food companies are in the game of acquiring smaller brands that have already proven to be successful, then helping them scale. This is one potential exit opportunity for Ample.

What is your exit strategy?

We're open to two exit strategies. One scenario is that Ample goes public. As our investor Martin Green mentioned, he believes we could be the "Apple" of the nutrition world, helping to level up the food industry by way of making nutrition simple for others. Personally, this is most audacious, meaningful outcome, and would be my (Connor's) first goal. The other potential exit is that we partner and are eventually acquired by a larger food company who believes in our mission and can help drive it forward. We do plan on exiting in one of these two ways, rather than to have the company stay private, because this is when myself and the rest of the investment community makes a meaningful return.

How and where is Ample manufactured?

Our product development team led by Julie Zimmerman sources only the best ingredients from certified non-GMO suppliers—constantly vetting additional suppliers to ensure reliable supply and quality. To mix our ingredients and fill the bottles, we partner with a U.S.-based, certified organic, and NSF contract manufacturer who undergoes eight audits per year. The finished products are sent to our warehouses, which are then shipped after customers place orders.

What is Ample?	Using high-quality, real-food ingredients, Ample is a science-based meal replacement drink that delivers fast, optimal nutrition in a bottle—making it simple to eat well on your busiest days. Designed to meet a wide variety of dietary needs, Ample offers complete Original, Ketogenic, and Vegan formulas, available in 400- or 600-calorie sizes. Each formula contains carefully considered macronutrient ratios of high-quality proteins, fats, carbohydrates, and fiber to keep you full and energized for 4+ hours. Each Ample meal comes in pre-portioned and sealed as a dry powder in its own recyclable bottle, and in bulk canisters. Simply add water and mix for a simple, delicious, and filling meal in 30 seconds or less.
What will funds be used for?	Although we're now cash flow neutral/positive, we still require money for three main things: 1. Working capital for inventory to ensure we have enough inventory to never experience backorders, which stunt growth and provide poor customer experience. 2. New product releases for chocolate or coffee flavors of other versions of Ample, and others as the market demands. 3. Additional marketing resources to double down on validated content, community, and performance marketing channels. 4. Begin development of a ready-to-drink product that will play well online and in retail settings.
Does / Will Ample ship internationally?	Currently, we ship only within the United States. Soon, we may explore moving to Canada through Amazon. Our long term vision is that Ample will be distributed globally (with great market opportunities in China, Europe, and Australia), however this is further out in our company's trajectory.
Can I invest even if I'm from outside the US?	Yes! Although we currently don't ship outside the US, you can still become part of the investor community even if you're outside the US.
Why is there a waitlist? Can I still invest? (Added March 5th)	In short, **yes you can still invest.** Our original legal fundraising limit is $295k which was reached just 2 days after the campaign started on March 4. The limit was $295k there is a rolling $1.07 million legal limit within a rolling 12 month period. Since we raised $775k last year, $295k was the most we could raise until March 29. On March 29 this year, we plan to raise our limit and take in additional capital, though the precise level is still to be determined. Definitely feel free to add your investment to the waitlist above. The earlier you commit, the more likely it is that your investment commitment will be received. For instance, if we increase our limit from $295k to $500k but have $600k demand on the waitlist, only the first $205k worth of investors will get in. Thank you for your interest in joining our Ample investor community!

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EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AMPLE FOODS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Ample Foods, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**.

     (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the

Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AMPLE FOODS, INC.
By:
Name: Connor Young
Title: Chief Executive Officer
Address: 181 2nd Street, San Francisco, CA 94105
Email: connor@amplemeal.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Ample Foods, Inc, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                   LLC d/b/a Republic
Date   Date